UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2006 (report no. 2)

Commission File Number: 00-29742

Retalix Ltd.

(Translation of registrant’s name into English)

10 Zarhin Street, Ra’anana 43000, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Items 1 and 2 of the Contents below and the Condensed Consolidated Statements of Income, Balance Sheets and Statements of Cash Flows attached to the Press Release attached as Exhibit 99.1 to this Report on Form 6-K are hereby incorporated by reference into: (i) the Registrant’s Registration Statement on Form F-3, Registration No. 333-110681; (ii) the Registrant’s Registration Statement on Form F-3, Registration No. 333-125439; (iii) the Registrant’s Registration Statement on Form F-3, Registration No. 333-125440; (iv) the Registrant’s Registration Statement on Form S-8, Registration No. 333-09840; (v) the Registrant’s Registration Statement on Form S-8, Registration No. 333-12146; (vi) the Registrant’s Registration Statement on Form S-8, Registration No. 333-14238; (vii) the Registrant's Registration Statement on Form S-8, Registration No. 333-109874; and (viii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-118930.

CONTENTS

1.  The Registrant announced on March 27, 2006, a revision to its results for the second and third quarters of fiscal year 2005, initially published on August 8, 2005 and November 9, 2005, respectively, and for certain historical and pro forma information for the six months ended June 30, 2005 published on November 8, 2005. These restatements are due to changes in the allocations of the purchase price paid pursuant to the acquisitions in April 2005 of Integrated Distribution Solutions, L.L.C. and TCI Solutions, Inc.

During the year-end audit, the Registrant’s new auditor took the position under accounting rule FAS 141 that certain items such as open contracts and deferred revenues should have been recorded at fair value and thus amortized and recognized over their estimated life in conjunction with the attributed fair value. The primary impacts of these restatements on the results of the second quarter were a reduction of revenues by $147,000, an increase of cost of sales by $2.5 million and a reduction of net income by $1.6 million. The primary impacts of these restatements on the results of the third quarter were a reduction of revenues by $128,000, an increase of cost of sales by $373,000, and a reduction of net income by $301,000. The revisions made will be detailed in amendments the Registrant plans to file in connection with the previously filed Forms 6-K discussing the results of the second and third quarters as well as pro forma information in connection with the above acquisitions.

Until the restated results for the second and third quarters or 2005 are published, the results previously published should be read in conjunction with the foregoing paragraph and when in conflict, the previously published results should be disregarded and no longer be relied upon.

2.  On November 15, 2005, due to his position as an employee of the Registrant’s subsidiary, Victor Hamilton, the chief executive officer of Retalix USA, Inc., stepped down from the Registrant’s Board of Directors. Mr. Hamilton still serves in his capacity as chief executive officer of Retalix USA, Inc. Mr. Hamilton's resignation from the Board of Directors was not the result of any disagreement with the Registrant.

3.  Exhibits

99.1	Press Release: Retalix Announces Record Fourth Quarter and 2005 Results. Dated: March 27, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2006	RETALIX LTD. BY: /s/ Guy Geri —————————————— Guy Geri Controller

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Press Release: Retalix Announces Record Fourth Quarter and 2005 Results. Dated: March 27, 2006.